RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
($000)	2006	2005

ASSETS
Current
Cash and cash equivalents	$ 255,511	$ 47,055
Accounts receivable	412,079	359,594
Inventories	519,586	474,034
Prepaid expenses and other assets	6,338	7,010
Income taxes receivable	777	304

	1,194,291	887,997

Property, Plant and Equipment	183,967	181,841
Assets Held For Sale	5,085	5,085
Deferred Financing Charges	6,950	7,240
Goodwill	9,205	9,205
Future Income Tax Assets	997	994
Other Assets	2,838	2,821

	$ 1,403,333	$ 1,095,183

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ -	$ 2,098
Accounts payable and accrued liabilities	328,589	312,937
Income taxes payable	7,834	5,588
Discontinued operations	2,345	2,386

	338,768	323,009

Other Accrued Liabilities	15,090	15,210
Long-Term Debt	204,243	204,033
Pensions and Benefits	1,311	8,949
Future Income Tax Liabilities	8,312	5,285

	567,724	556,486

Shareholders' Equity	835,609	538,697

	$ 1,403,333	$ 1,095,183

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000)	2006	2005

Revenues	$ 740,728	$ 693,609
Cost of sales and operating expenses	679,446	634,802

Earnings before the following	61,282	58,807
Restructuring	-	(405)
Interest expense, net	(3,159)	(4,899)

Earnings before income taxes	58,123	53,503
Provision for income taxes	(20,747)	(20,013)

Earnings from continuing operations	37,376	33,490
Loss from discontinued operations	-	(46)

Net earnings for the period	$ 37,376	$ 33,444

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000, except per share data)	2006	2005

Retained earnings, beginning of the period	$ 342,015	$ 262,733
Net earnings for the period	37,376	33,444
Dividends on common shares	(17,778)	(10,015)

Retained earnings, end of the period	$ 361,613	$ 286,162

Basic earnings per common share
- continuing operations	$ 0.71	$ 0.67

Basic earnings per common share	$ 0.71	$ 0.67

Diluted earnings per common share
- continuing operations	$ 0.70	$ 0.66

Diluted earnings per common share	$ 0.70	$ 0.66

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended March 31,
($000)	2006	2005

Operating activities
Earnings from continuing operations	$ 37,376	$ 33,490
Depreciation and amortization	4,797	4,637
Future income taxes	1,085	5,686
(Gain) loss on sale of fixed assets and assets held for sale	(55)	(1)
Stock-based compensation	920	193
Pension funding in excess of pension expense	(6,909)	-

Cash from operating activities before working capital	37,214	44,005

Changes in non-cash working capital items
Accounts receivable	(52,254)	(58,296)
Inventories	(45,160)	26,635
Accounts payable and accrued liabilities	15,609	(32,251)
Current income taxes	3,783	(58,719)
Other	672	1,041

Change in non-cash working capital	(77,350)	(121,590)

Cash used in operating activities	(40,136)	(77,585)

Financing activities
(Decrease) increase in bank borrowing	(2,098)	84,895
Issue of common shares - public issue	271,420	-
Issue of common shares - options exercised	4,805	3,716
Dividends on common shares	(17,778)	(10,015)
Deferred financing costs	(66)	(125)

Cash from financing activities	256,283	78,471

Investing activities
Purchase of fixed assets	(6,571)	(5,075)
Proceeds on sale of fixed assets	61	123
Other	(1,181)	1,221

Cash used in investing activities	(7,691)	(3,731)

Discontinued operations
Operating activities	-	(46)
Investing activities	-	4,088

Cash from discontinued operations	-	4,042

Increase in cash and cash equivalents	208,456	1,197
Cash and cash equivalents, beginning of the period	47,055	634

Cash and cash equivalents, end of the period	$ 255,511	$ 1,831